[redacted]

ES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2008
ISION OF MARKET REGULATION

SECURI 08032084 SION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-66675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middle Market Transactions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 West Prairie Avenue
(No. and Street)

Decatur (City) | Illinois (State) | 62523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Nolan | (217) 429-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

225 North Water Street, Ste. 400 (Address) | Decatur (City) | Illinois (State) | 62525 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick C. Nolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middle Market Transactions, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
PAMELLA M BLUMHORST
Notary Public - State of Illinois
My Commission Expires Aug 16, 2011

Pamella M. Blumhorst
Notary Public

Patrick C. Nolan
Signature

President / CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP

Independent Accountants' Report

Board of Directors
Middle Market Transactions, Inc.
Decatur, Illinois

We have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Decatur, Illinois
February 23, 2008

Middle Market Transactions, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	24,148

Stockholder's Equity

Capital stock; $1 par value; authorized, issued and outstanding 1,000 shares	$	1,000
Additional paid-in capital		38,554
Retained deficit		(15,406)
Total stockholder's equity	$	24,148

Middle Market Transactions, Inc.

Statement of Income

Year Ended December 31, 2007

Revenues	
Commissions	$ 19,920
Proceeds from the NASD and NYSE consolidation	35,000
	54,920
Expenses	
General and administrative expenses	4,618
Professional fees	11,889
Communication and data processing	954
Regulatory fees	2,197
Total expenses	19,658
Net Income	$ 35,262

Middle Market Transactions, Inc.

Statement of Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2007	1,000	$ 1,000	$ 58,579	$ (50,668)	$ 8,911
Capital contributions	—	—	8,975	—	8,975
Return of capital			(29,000)	—	(29,000)
Net income	—	—	—	35,262	35,262
Balance, December 31, 2007	1,000	$ 1,000	$ 38,554	$ (15,406)	$ 24,148

Middle Market Transactions, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Operating Activity		
Net income, net cash provided by operating activity	$	35,262
Financing Activity		
Capital contributions		8,975
Return of capital		(29,000)
Net Cash Used In Financing Activity		(20,025)
Increase in Cash and Cash Equivalents		15,237
Cash and Cash Equivalents, Beginning of Year		8,911
Cash and Cash Equivalents, End of Year	$	24,148

Middle Market Transactions, Inc.

Notes to Financial Statements

December 31, 2007

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Middle Market Transactions, Inc. (the "Company"), is primarily engaged in the business of facilitating the sale of middle market business securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Commissions

Commission revenue is recognized upon the closing of transactions.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Illinois income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in his respective tax returns and no provision for federal and state income taxes is included in these statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $24,148, which exceeded the minimum required amount by $19,148.

Note 3: Sublease and Administrative Services Agreement

The Company has a sublease and administrative services agreement with a company with common ownership (related party). The agreement may be terminated by either party as of the end of any month. Under the agreement, the Company will pay the related party, on a monthly basis, $150 to sublease office space, $300 for administrative services and reimburse it for expenses paid on the Company's behalf. The expense related to this agreement for 2007 was $4,618.

BKD LLP

Independent Accountants' Report on Supplementary Information

Board of Directors
Middle Market Transactions, Inc.
Decatur, Illinois

We have audited the accompanying financial statements of Middle Market Transactions, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 23, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Decatur, Illinois
February 23, 2008

Middle Market Transactions, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Total Stockholder's Equity	$	24,148
Non-allowable Assets		—
Net Capital Before Haircuts on Securities Positions		24,148
Haircuts on Securities		—
Net Capital	$	24,148
Aggregate Indebtedness	$	—
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	—
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	19,148
Excess net capital at 1,000%	$	24,148
Ratio of aggregate indebtedness to net capital		N/A, no indebtedness

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

Middle Market Transactions, Inc.

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to Possession of Control Requirements pursuant to Rule 15c3-3" as it meets the exemptive provision of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

BKD LLP

Independent Accountants' Supplemental Report on Internal Control

Board of Directors
Middle Market Transactions, Inc.
Decatur, Illinois

In planning and performing our audit of the financial statements of Middle Market Transactions, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following, (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Middle Market Transactions, Inc., the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Decatur, Illinois
February 23, 2008

END